UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 28, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 28 February 2013 entitled ‘VODAFONE APPOINTS OMID KORDESTANI AS A NON-EXECUTIVE DIRECTOR ‘

VODAFONE APPOINTS OMID KORDESTANI AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc (“Vodafone”) today announced the appointment of Omid Kordestani as a Non-Executive Director with effect from 1 March 2013.

Omid Kordestani joined Google in 1999 as the company’s 11th employee. Over the next 10 years, he led Google’s business operations from its inception to a business generating over $20bn in revenues with over 12,000 employees. After holding a number of senior executive positions at Google,  Omid transitioned from his operational role and is now a Senior Advisor to the Office of CEO/Founders at Google.

Omid Kordestani is currently also pursuing his passion in technology, science, medicine and education through investments and advisory positions.

His career spans product management, sales, business development and general management roles. From 1995-99, Omid Kordestani was at Netscape Communications. As Vice President of Business Development, he grew Netscape’s website revenue from an annual run-rate of $88 million to more than $200 million within 18 months. Omid Kordestani started his career in Silicon Valley as a Product Marketing Manager at HP, followed by senior roles at consumer electronic innovators GO Corporation (smartphone operating system) and 3DO (gaming platform).

Omid Kordestani graduated in electrical engineering from San Jose University and has a MBA from Stanford Business School, where he served on the Graduate School of Business Advisory Board.

Vodafone Group Chairman Gerard Kleisterlee said: “Omid has an outstanding track record as a commercial leader and innovator in the technology sector and I am delighted to welcome him to the Vodafone Board.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 28, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary